SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

QUALSTAR CORPORATION
(Exact name of registrant as specified in its charter)

California	95-3927330
(State of incorporation or organization)	I.R.S. Employer Identification No.)

Qualstar Corporation
3990-B Heritage Oak Court
Simi Valley, CA
Telephone:  (805) 583-7744
(Address and Zip Code of Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Preferred Share Purchase Rights	Nasdaq Global Market

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following.  ☐

Securities Act registration statement file number to which this form relates:  Not Applicable

Securities registered pursuant to Section 12(g) of the Act:  None.

Item 1.     Description of Registrant’s Securities to be Registered.

On February 5, 2013, the Board of Directors (the “Board”) of Qualstar Corporation (the “Company”) authorized and declared a dividend distribution of one right (a “Right”) for each outstanding share of the common stock, no par value (the “Common Shares”), of the Company to shareholders of record at the close of business on February 15, 2013 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Series A Junior Participating Preferred Stock, no par value (the “Preferred Shares”), of the Company at an exercise price of $3.00 per one one-hundredth of a Preferred Share, subject to adjustment (the “Exercise Price”). The complete terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of February 5, 2013, between the Company and Corporate Stock Transfer, Inc., a Colorado corporation, as rights agent (the “Rights Agent”).

The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. Generally, the Rights Agreement works by imposing a significant penalty upon any person or group that acquires 10% or more of the Common Shares without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board. However, neither the Rights Agreement nor the Rights should interfere with any merger, tender or exchange offer or other business combination approved by the Board.

The following is a summary of the terms of the Rights Agreement. The summary is qualified in its entirety by reference to the Rights Agreement, a copy of which is attached as Exhibit 4.1 and incorporated herein by reference.

Distribution and Transfer of Rights; Rights Certificates

The Board has declared a dividend of one Right for each outstanding Common Share. Prior to the Distribution Date referred to below:

•
the Rights will be evidenced by and trade with the certificates for the Common Shares (or, with respect to any uncertificated Common Shares registered in book entry form, by notation in book entry), together with a copy of this Summary of Rights, and no separate rights certificates will be distributed;

•
new certificates for Common Shares issued after the Record Date will contain a legend incorporating the Rights Agreement by reference (for uncertificated Common Shares registered in book-entry form, this legend will be contained in a notation in book-entry);

•
the surrender for transfer of any certificates for Common Shares (or the surrender for transfer of any uncertificated Common Shares registered in book-entry form) will also constitute the transfer of the Rights associated with such Common Shares; and

•	the Rights will accompany any new Common Shares that are issued after the Record Date.

Distribution Date

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Shares and become exercisable following (i) the 10th business day (or such later date as may be determined by the Board) after the public announcement that a person or a group of related persons has acquired beneficial ownership of 10% or more of the Common Shares, (ii) the 10th business day (or such later date as may be determined by the Board) after a person of a group of related persons announce or commence, after February 5, 2013, a tender or exchange offer that would result in ownership of 10% or more of the Common Shares by a person or a group of related persons, or (iii) immediately prior to the acceptance for payment of the Common Shares tendered pursuant to any tender or exchange offer commenced by a person or group of related persons prior to, and pending as of, the date of the Rights Agreement, that would result in ownership of 10% or more of the Common Shares by a person or group of related persons. The person or group of related persons in the preceding sentence is referred to in the Rights Agreement as the “Acquiring Person.”

For purposes of the Rights Agreement, beneficial ownership is defined to include the ownership of derivative securities.

The date on which the Rights separate from the Common Shares and become exercisable is referred to as the “Distribution Date.”

After the Distribution Date, the Company will mail Rights certificates to the Company’s shareholders as of the close of business on the Distribution Date and the Rights will become transferable apart from the Common Shares. Thereafter, such Rights certificates alone will represent the Rights.

Exempt Persons

The Rights Agreement provides that an Acquiring Person does not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, or any entity organized to hold the Common Shares pursuant to any employee benefit plan of the Company or for the purpose of funding any such plan. In addition, certain inadvertent acquisitions will not trigger the occurrence of the distribution Date. The Rights Agreement also provides that any person that would otherwise be deemed an Acquiring Person as of the adoption of the Rights Agreement will be exempted but only for so long as neither it nor any of its Related Persons (as defined in the Rights Agreement) acquire, without the prior approval of the Board, beneficial ownership of any additional Common Shares following the adoption of the Rights Agreement.

Preferred Shares Purchasable Upon Exercise of Rights

After the Distribution Date, each Right will entitle the holder to purchase, for $3.00 (the “Exercise Price”), one one-hundredth of a Preferred Share having economic and other terms similar to that of one Common Share. This portion of a Preferred Share is intended to give a shareholder approximately the same dividend, voting and liquidation rights as would one Common Share, and should approximate the value of one Common Share.

More specifically, each one one-hundredth of a Preferred Share, if issued, will:

•	not be redeemable;

•	entitle holders to quarterly dividend payments of $0.01 per one one-hundredth of a Preferred Share, or an amount equal to the dividend paid on one Common Share, whichever is greater;

•	entitle holders upon liquidation either to receive $1.00 per one one-hundredth of a Preferred Share or an amount equal to the payment made on one Common Share, whichever is greater;

•	have one vote per one one-hundredth of a Preferred Share; and

•
entitle holders to a payment per one one-hundredth of a Preferred Share equal to the payment made on one Common Share, if the Common Shares are exchanged via merger, consolidation or a similar transaction.

 Flip-In Trigger

If an Acquiring Person obtains beneficial ownership of 10% or more of the Common Shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

Flip-Over Trigger

If, after an Acquiring Person obtains 10% or more of the Common Shares, (i) the Company merges into another entity, (ii) an acquiring entity merges into the Company or (iii) the Company sells or transfers more than 50% of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Qualified Offer

In order to ensure that the rights Agreement does not discourage prospective acquirors from making offers to acquire the Company that may be in the best interests of the shareholders, the Rights Agreement contains a provision to address the possible receipt of an offer that may be deemed to be a Qualified Offer (as defined in the Rights Agreement).

A Qualified Offer, in summary terms, is an offer determined by a majority of the independent members of the Board to have the following characteristics, among others, which are generally intended to preclude offers that are coercive, abusive or highly contingent:

•
is a fully financed all-cash tender offer or an exchange offer offering shares of common stock of the offeror, or a combination thereof, for any and all of the outstanding Common Shares (whether such shares are outstanding at the commencement of the offer or become outstanding thereafter upon the exercise or conversion of options or other securities that are outstanding at the commencement of the offer);

•
is an offer whose per share offer price is greater than the higher of (i) the highest reported per share market price for the Common Shares during the 24 months immediately preceding the commencement of the offer, (ii) the highest price per Common Share paid by the Person making the offer (or any Related Persons thereof) during the 24 months immediately preceding the commencement of the offer, (iii) an amount that is 25% higher than the average daily per share closing prices for the Common Shares during the immediately preceding 12 months (determined as of the trading day immediately preceding the commencement of such offer), (iv) an amount that is 25% higher than the closing price per Common Share (determined as of the trading day immediately preceding the commencement of such offer); and (v) if, at the time any offer is commenced, any other offer that is a Qualified Offer has been commenced and remains open, the per share price with respect to such earlier Qualified Offer;

•
is an offer that, within 20 business days after the commencement date of the offer (or within 10 business days after any increase in the offer consideration), does not result in a nationally recognized investment banking firm retained by the Board rendering an opinion to the Board that the consideration being offered to the holders of the Common shares is either inadequate or unfair;

•
is an offer that is subject only to the minimum tender condition described below and other customary terms and conditions, which conditions shall not include an financing funding or similar condition or any requirements with respect to the offeror or its agents or any other Person being permitted any due diligence with respect to the books, records, management, accountants and other outside advisors of the Company;

•
is an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that the offer will remain open for at least 90 business days and, if a special meeting is duly requested by shareholders in accordance with the terms of the Amended Rights Agreement, for at least 10 business days after the date of the special meeting or, if no special meeting is held within 90 business days following receipt of the special meeting notice in accordance with the Rights agreement, for at least 10 business days following such 90 business day period;

•
an offer that is conditioned on a minimum of at least two-thirds of the outstanding Common Shares not held by the Person making such offer (and such Person’s Related Persons) being tendered and not withdrawn as of the offer’s expiration date, which condition shall not be waivable;

•
an offer pursuant to which the Company has received an irrevocable written commitment by the offeror to consummate as promptly as practicable upon successful completion of the offer a second-step transaction whereby all shares of the Common Stock not tendered into the offer will be acquired at the same consideration per share actually paid pursuant to the offer, subject to statutory appraisal rights, if any;

•
an offer pursuant to which the Company has received an irrevocable, legally binding written commitment of the offeror that no amendments will be made to the offer to reduce the consideration being offered or to otherwise change the terms of the offer in a way that is adverse to a tendering shareholder (other than extensions of the offer consistent with the terms thereof; and

•	an offer that is otherwise in the best interests of the Company and its shareholders.

As discussed in the Rights Agreement, additional requirements apply to offers not consisting solely of cash consideration. Notwithstanding the inclusion of a Qualified Offer provision in the Rights Agreement, the Board reserves the right to reject any Qualified Offer or any other tender or exchange offer or other acquisition proposal, or take any other action with respect to any Qualified Offer or any tender or exchange offer or other acquisition proposal that the Board believes is necessary or appropriate in the exercise of its fiduciary duties.

Redemption of the Rights

The Rights will be redeemable at the Company’s option for $0.001 per Right (payable in cash, Common Shares or other consideration deemed appropriate by the Board) at any time on or prior to the 10th business day (or such later date as may be determined by the Board) after the public announcement that an Acquiring Person has acquired beneficial ownership of 10% or more of the Common Shares. Immediately upon the action of the Board ordering redemption, the Rights will terminate and the only right of the holders of the Rights will be to receive the $0.001 redemption price. The redemption price will be adjusted if the Company undertakes a stock dividend or a stock split.

Exchange Provision

At any time after the date on which an Acquiring Person beneficially owns 10% or more of the Common Shares and prior to the acquisition by the Acquiring Person of 50% of the Common Shares, the Board may exchange the Rights (other than Rights owned by the Acquiring Person or any Related Person, which would have become void), in whole or in part, for Common Shares at an exchange ratio (subject to adjustment) of one Common Share per Right (or, if insufficient shares are available, the Company may issue preferred stock, cash , debt or equity securities, property or a combination thereof in exchange for the Rights).

Expiration of the Rights

The Rights expire at or prior to the earlier of (i) January 31, 2014 or (ii) the redemption or exchange of the Rights as described above.

Amendment of Terms of Rights Agreement and Rights

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights in order to cure any ambiguities, to shorten or lengthen any time period pursuant to the Rights Agreement or to make changes that do not adversely affect the interests of holders of the Rights.

Rights of Holders

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or receive dividends.

Anti-Dilution Provisions

The Board may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Shares or Common Shares.

With certain exceptions, no adjustments to the Exercise Price will be made until the cumulative adjustments amount to at least 1% of the Exercise Price. No fractional Preferred Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the current market price of the Preferred Shares.

Taxes

The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.

Authority of the Board

When evaluating decisions surrounding the redemption of the Rights or any amendment to the Rights Agreement to delay or prevent the Rights from detaching and becoming exercisable as a result of a particular transaction, pursuant to the Rights Agreement, the Board, or any future Board, would not be subject to restrictions such as those commonly known as “dead-hand,” “slow-hand,” “no-hand,” or similar provisions.

Certain Anti-Takeover Effects

The Rights are not intended to prevent a takeover of the Company and will not interfere with any merger or other business combination approved by the Board. However, the Rights may cause substantial dilution to a person or group that acquires beneficial ownership of 10% or more of the outstanding Common Shares (which includes for this purpose stock referenced in derivative transactions and securities).

Shareholder Ratification

While the Rights Agreement is effective as of the close of business on February 5, 2013, the Company intends to seek ratification of the Rights Agreement from its shareholders.

SEC Registration

Since the Rights are not exercisable immediately, registration of the preferred stock issuable upon exercise of the Rights with the Securities and Exchange Commission is not required until the Rights become exercisable.

Item 2.     Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, the following exhibits are being filed with the Commission in connection with this Registration Statement.

3.1
Certificate of Determination of Series A Junior Participating Preferred Stock of Qualstar Corporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 6, 2013).

4.1
Rights Agreement, dated as of February 5, 2013, by and between Qualstar Corporation and Corporate Stock Transfer, Inc., as rights agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 6, 2013).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

QUALSTAR CORPORATION

Dated: February 6, 2013	By:	/s/ Lawrence D. Firestone
Name: Lawrence D. Firestone Title: President and Chief Executive Officer